Exhibit 4(a)(v)

VALCENT-MK
CONSULTING AGREEMENT

THIS AGREEMENT, effective _______________, 2005 (“Effective Date”), by and between VALCENT PRODUCTS, INC., an Alberta Canada corporation, having a place of business at Suite 420, 475 Howe Street, Vancouver, British Columbia, Canada (hereinafter referred to as “VPI”), AND MK Enterprises LLC, a Nevada corporation, having a place of business at 1300 Clay Street, Winfield, Louisiana 71483 (“MK”), and evidences that in consideration of the mutual covenants and agreements contained herein, VPI agrees to engage MK and MK accepts such engagement for the term and upon the terms and conditions hereinafter set forth.

1.	CONSULTATION

(a)    During the term of this Agreement, MK will provide to VPI the services of Malcolm Glen Kertz (“Consultant”), a consultant to MK, to serve as a management, marketing, and technical employee to VPI for the development, commercialization and sale by VPI of new and improved products. All services by the Consultant shall be under the direction of the Board of Directors of VPI or such person as designated by the Board of Directors.

(b)    After the Effective Date of this Agreement, MK agrees that Consultant will devote at least thirty (30) hours per week, or for a lesser period as may be determined by the Board of Directors, to the services required hereunder. MK agrees that Consultant will devote reasonable working time, attention and energy to the affairs of VPI; to diligently and to the best of his ability perform all duties incident to his engagement hereunder; and to use his best efforts to promote the interests of VPI. It is understood that Consultant will or may have other occupations or employments during the term hereof, and that VPI will exercise due regard for such other commitments.

2.	COMPENSATION AND EXPENSES

(a)    VPI shall pay MK a consulting fee in the amount of $156,000 per year; such fee to be made payable monthly to MK in advance on the first day of each month.

(b)    VPI shall reimburse MK for all prior approved, direct out-of-pocket expenses incurred by Consultant in the performance of his responsibilities hereunder, which expenses shall be reasonably incurred, properly accounted for to VPI and shall be approved by the chief executive officer or Board of VPI.

(c)    Upon signing this Agreement, VPI agrees to pay MK a one time relocation fee of $8,000 to relocate Consultant to El Paso, Texas on behalf of VPI.

3.	TERM

The term of this Agreement shall be for a period of one year beginning on the Effective Date hereof.

4.	TERMINATION

Upon the expiration of the one-year term, this Agreement shall terminate unless extended upon mutual agreement of the parties.

5.	INVENTIONS

VPI hereby assigns to MK, or its designee, VPI’s entire right, title, and interest to all Inventions conceived by Consultant during the term of this Agreement, and VPI will, at MK’s request, execute specific assignments to any such Inventions and execute, acknowledge and deliver such other documents and take such further action as may be considered necessary by MK to give MK the benefit of this assignment.

6.	CONFIDENTIALITY

(a)    MK shall not, during or at any time after the termination of this Agreement, use for itself or others or divulge or convey to others any secret or confidential information, knowledge or data of VPI or that of third parties obtained by MK during the period of this Agreement, and such information, knowledge or data includes but is not limited to secret or confidential matters,

(i)    of a technical nature, such as, but not limited to, methods, know-how, formulas, compositions, processes, discoveries, machines, inventions, computer programs and similar items or research projects;

(ii)    of a business nature, such as, but not limited to, information about costs, purchasing, profits, market, sales, well data and other information or lists of customers or suppliers; and

(iii)    pertaining to future developments, such as, but not limited to, research and development or future marketing or merchandising.

(b)    Upon termination of this Agreement, or at any other time at VPI’s request, MK agrees to deliver promptly to VPI all drawings, blueprints, logs, manuals, letters, notes, reports, sketches, formulas and similar items and all copies thereof relating in any way to VPI’s business and in any way obtained by MK during the period of this Agreement which are in its possession or under its control.

7.	TAXES

This Agreement does not create an employer/employee relationship between VPI and Consultant. MK shall be responsible for the payment of all withholding, self-employment, social security or other taxes attributable to compensation paid to Consultant by MK, and MK agrees to hold the VPI harmless from any such charges.

8.	BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of any organization that succeeds to substantially all of the assets and business of VPI, and the term “VPI” however used herein shall mean and include any such organization after such succession. This Agreement and all rights and obligations hereunder are personal to VPI and may not be assigned, transferred, alienated or hypothecated by MK.

9.	MISCELLANEOUS

(a)    This Agreement may not be amended except by written agreement signed and delivered by the parties hereto.

(b)    The interpretation and construction of this Agreement shall be governed by the laws of the State of Texas.

(c)    All notices and communications given pursuant hereto shall be in writing and shall be deemed to have been duly given if mailed by certified mail, return receipt requested:

(i)    if to the VPI, directed to the chief executive officer at VPI’s offices;

(ii)    if to the MK, directed to MK at 6476 Calle Del Sol, El Paso, Texas 79912

Either party may change the address to which such notices and communications shall be sent by written notice to the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

"VPI": VALCENT PRODUCTS, INC.

Date:	By:	/s/

Name: Title:

"MK": MK ENTERPRISES LLC

Date:	By:	/s/

Perry A. Martin, President